Exhibit 99.1

Tuya Reports First Quarter 2025 Unaudited Financial Results

SANTA CLARA, Calif., May 20, 2025 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Total revenue was US$74.7 million, up approximately 21.1% year-over-year (1Q2024: US$61.7 million).

•	IoT platform-as-a-service ("PaaS") revenue was US$53.7 million, up approximately 17.9% year-over-year (1Q2024: US$45.6 million).

•	Software-as-a-service ("SaaS") and others revenue was US$10.0 million, up approximately 15.5% year-over-year (1Q2024: US$8.6 million).

•	Smart solution revenue was US$11.0 million, up approximately 47.1% year-over-year (1Q2024: US$7.5 million).

•	Overall gross margin was 48.5%, up 0.7 percentage point year-over-year (1Q2024: 47.8%). Gross margin of IoT PaaS increased to 48.4%, up 2.0 percentage points year-over-year (1Q2024: 46.4%).

•	Operating margin was negative 1.9%, improved by 24.6 percentage points year-over-year (1Q2024: negative 26.5%). Non-GAAP operating margin was 9.1%, improved by 10.0 percentage points year-over-year (1Q2024: negative 0.9%).

•	Net margin was 14.8%, improved by 20.5 percentage points year-over-year (1Q2024: negative 5.7%). Non-GAAP net margin was 25.8%, improved by 5.9 percentage points year- over-year (1Q2024: 19.9%).

•	Net profits were US$11.0 million (1Q2024: negative US$3.5 million). Non-GAAP net profits were US$19.3 million, up approximately 57.2% year-over-year (1Q2024: US$12.3 million).

•	Net cash generated from operating activities was US$9.4 million (1Q2024: US$14.5 million).

•	Total cash and cash equivalents, time deposits and treasury securities recorded as short- term and long-term investments were US$1,023.7 million as of March 31, 2025, compared to US$1,016.7 million as of December 31, 2024.

For further information on the non-GAAP financial measures presented above, see the section headed "Use of Non-GAAP Financial Measures."

First Quarter 2025 Operating Highlights

•	IoT PaaS customers[1] for the first quarter of 2025 were approximately 2,000 (1Q2024: approximately 2,000). Total customers for the first quarter of 2025 were approximately 2,800 (1Q2024: 3,000). The Company's key-account strategy has enabled it to focus on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended March 31, 2025 were 287 (1Q2024: 269). In the first quarter of 2025, the Company's premium IoT PaaS customers contributed approximately 88.7% of its IoT PaaS revenue (1Q2024: approximately 85.1%).

•	Dollar-based net expansion rate ("DBNER")[3] of IoT PaaS for the trailing 12 months ended December 31, 2025 was 118% (1Q2024: 116%).

•	Registered IoT device and software developers were over 1,417,000 as of March 31, 2025, up 7.7% from approximately 1,316,000 developers as of December 31, 2024.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Company's DBNER may change from period to period, due to a combination of various factors, including changes in the customers' purchase cycles and amounts and the Company's customer mix, among other things. DBNER indicates the Company's ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, "In the first quarter, typically a seasonally soft period, we delivered steady growth in GAAP net profit, driven by sustained revenue growth and healthy operating leverage under Tuya's differentiated business model. Amid ongoing macroeconomic uncertainties and rapid AI evolution, we remain focused on building differentiated AIoT capabilities and empowering global developers. Tuya's platform model continues to facilitate deeper integration of AI and smart devices, accelerating the intelligent transformation of the industry."

Mr. Yi (Alex) Yang, Director and Chief Financial Officer of Tuya, added, "We delivered solid financial results in the first quarter of 2025, with revenue increasing 21.1% year-over-year to US$74.7 million and gross margin remaining stable at 48.5%. Continued cost discipline and an optimized expense structure supported steady improvement in GAAP net profit, which reached US$11.0 million, nearly double the full-year total for 2024, with a GAAP net margin reached record high of 14.8%. We also generated positive operating cash flow for the eighth consecutive quarter and ended the period with a healthy net cash position. These results provide both a solid execution base and financial flexibility to support sustained investment in AI innovation and Smart Solution expansion, and to deliver long-term shareholder value across macro volatility."

First Quarter 2025 Unaudited Financial Results

REVENUE

Total revenue in the first quarter of 2025 increased by 21.1% to US$74.7 million from US$61.7 million in the same period of 2024, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

•	IoT PaaS revenue in the first quarter of 2025 increased by 17.9% to US$53.7 million from US$45.6 million in the same period of 2024, primarily due to increasing demand compared with the same period of 2024 and the Company's strategic focus on customer needs and product enhancements. As a result, the Company's DBNER of IoT PaaS for the trailing 12 months ended March 31, 2025 increased to 118% from 116% for the trailing 12 months ended March 31, 2024.

•	SaaS and others revenue in the first quarter of 2025 increased by 15.5% to US$10.0 million from US$8.6 million in the same period of 2024, primarily due to an increase in revenue from cloud software products. During the quarter, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue in the first quarter of 2025 increased by 47.1% to US$11.0 million from US$7.5 million in the same period of 2024, primarily due to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

COST OF REVENUE

Cost of revenue in the first quarter of 2025 increased by 19.5% to US$38.4 million from US$32.2 million in the same period of 2024, generally in line with the increase in the Company's total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the first quarter of 2025 increased by 22.9% to US$36.3 million from US$29.5 million in the same period of 2024. The gross margin in the first quarter of 2025 was 48.5%, compared to 47.8% in the same period of 2024, reaching a record high since the establishment of the Company.

•	IoT PaaS gross margin in the first quarter of 2025 was 48.4%, compared to 46.4% in the same period of 2024.

•	SaaS and others gross margin in the first quarter of 2025 was 74.4%, compared to 72.3% in the same period of 2024.

•	Smart solution gross margin in the first quarter of 2025 was 25.7%, remained relatively steady sequentially, and compared to 28.3% in the same period of 2024.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

OPERATING EXPENSES

Operating expenses decreased by 17.8% to US$37.7 million in the first quarter of 2025 from US$45.9 million in the same period of 2024. Non-GAAP operating expenses decreased by 2.0% to US$29.4 million in the first quarter of 2025 from US$30.0 million in the same period of 2024. For further information on the non-GAAP financial measures presented above, see the section headed "Use of Non-GAAP Financial Measures."

•	Research and development expenses in the first quarter of 2025 were US$22.8 million, down 2.8% from US$23.5 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized and (ii) partially offset by an increase in cloud services costs. Non-GAAP adjusted research and development expenses in the first quarter of 2025 were US$20.8 million, compared to US$20.0 million in the same period of 2024.

•	Sales and marketing expenses in the first quarter of 2025 were US$8.3 million, down 7.1% from US$9.0 million in the same period of 2024, primarily because of (i) the decrease in employee-related costs, (ii) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, and (iii) partially offset by increased spending in marketing events compared to the same period of 2024. Non-GAAP adjusted sales and marketing expenses in the first quarter of 2025 were US$7.6 million, compared to US$7.6 million in the same period of 2024.

•	General and administrative expenses in the first quarter of 2025 were US$8.9 million, down 42.3% from US$15.5 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized and (ii) operational optimization. Non- GAAP adjusted general and administrative expenses in the first quarter of 2025 were US$3.4 million, compared to US$4.6 million in the same period of 2024.

•	Other operating income, net in the first quarter of 2025 was US$2.4 million, primarily due to the receipt of software value-added tax refunds and various general subsidies for enterprises.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the first quarter of 2025 narrowed by 91.1% to US$1.5 million from US$16.4 million in the same period of 2024. The Company had a non-GAAP profit from operations of US$6.8 million in the first quarter of 2025, compared to a non-GAAP loss from operations of US$0.6 million in the same period of 2024, consistently achieving operating profitability on a non-GAAP basis.

Operating margin in the first quarter of 2025 was negative 1.9%, improved by 24.6 percentage points from negative 26.5% in the same period of 2024. Non-GAAP operating margin in the first quarter of 2025 was 9.1%, improved by 10.0 percentage points from negative 0.9% in the same period of 2024.

NET LOSS/PROFIT AND NET MARGIN

The Company had a net profit of US$11.0 million in the first quarter of 2025, compared to a net loss of US$3.5 million in the same period of 2024.

The difference between loss from operations and net profit in the first quarter of 2025 was primarily because of a US$12.4 million interest income achieved mainly due to well implemented treasury strategies on the Company's cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Company had a non-GAAP net profit of US$19.3 million in the first quarter of 2025, up 57.2% compared to US$12.3 million in the same period of 2024, demonstrating the Company's ability to sustain strong profitability on a non-GAAP basis.

Net margin in the first quarter of 2025 was 14.8%, improving by 20.5 percentage points from negative 5.7% in the same period of 2024. Non-GAAP net margin in the first quarter of 2025 was 25.8%, improving by 5.9 percentage points from 19.9% in the same period of 2024.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net profit per ADS was US$0.02 in the first quarter of 2025, compared to basic and diluted net loss of US$0.01 in the same period of 2024. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.03 in the first quarter of 2025, compared to non-GAAP basic and diluted net profit of US$0.02 in the same period of 2024.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,023.7 million as of March 31, 2025, compared to US$1,016.7 million as of December 31, 2024, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the first quarter of 2025 was US$9.4 million, compared to US$14.5 million in the same period of 2024. The net cash generated from operating activities for the first quarter of 2025 mainly due to working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed "Use of Non-GAAP Financial Measures."

Business Outlook

From the initial enthusiasm at the beginning of the year about the accelerated evolution of AI technologies, to the shift in sentiment and industry slowdown caused by global trade fluctuations under geopolitical policy influences in early April, the macro environment has undergone frequent and dramatic changes. These shifts have posed significant challenges to the cycles of the smart consumer electronics sector and its upstream and downstream supply chains. Although the external environment has shown some recent signs of improvement, uncertainties remain. We will continue to monitor developments in the entire business environment. Nonetheless, we remain positive on the long-term value that intelligent technologies can bring to all stakeholders. Therefore, with the effective implementation of the Company's customer and product strategies, along with the utilization and innovation of emerging technologies like AI, the Company is confident in its long-term business prospects.

In response to this evolving market environment, the Company will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, the imposition of new tariffs, or adjustments in existing tariffs or trade barriers, and broader geopolitical uncertainties.

Conference Call Information

The Company's management will hold a conference call at 08:30 P.M. U.S. Eastern Time on Tuesday, May 20, 2025 (08:30 A.M. Beijing Time on Wednesday, May 21, 2025) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration:
https://register-conf.media-server.com/register/BIe169304a39d646bcb658aa96f86ff680

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.tuya.com, and a replay of the webcast will be available following the session.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AIoT developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP (loss)/profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors' assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company's operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya's non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2024 AND MARCH 31, 2025
(All amounts in US$ thousands ("US$"),
except for share and per share data, unless otherwise noted)

	As of December 31, 2024	As of March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	653,334	763,788
Restricted cash	50	165
Short-term investments	194,536	89,985
Accounts receivable, net	7,592	9,591
Notes receivable, net	7,485	9,766
Inventories, net	23,840	21,583
Prepayments and other current assets, net	16,179	18,738
Total current assets	903,016	913,616
Non-current assets:
Property, equipment and software, net	6,619	8,557
Land use rights, net	8,825	8,793
Operating lease right-of-use assets, net	4,550	5,248
Long-term investments	180,092	181,875
Other non-current assets, net	678	314
Total non-current assets	200,764	204,787
Total assets	1,103,780	1,118,403
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	19,051	19,457
Advances from customers	31,346	27,145
Deferred revenue, current	7,525	7,797
Accruals and other current liabilities	32,257	67,806
Incomes tax payables	360	483
Lease liabilities, current	3,798	3,403
Total current liabilities	94,337	126,091
Non-current liabilities:
Lease liabilities, non-current	851	1,835
Deferred revenue, non-current	377	460
Other non-current liabilities	767	–
Total non-current liabilities	1,995	2,295
Total liabilities	96,332	128,386

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2024 AND MARCH 31, 2025
(All amounts in US$ thousands ("US$"),
except for share and per share data, unless otherwise noted)

	As of December 31, 2024	As of March 31, 2025
Shareholders' equity:
Ordinary shares	–	–
Class A ordinary shares	25	27
Class B ordinary shares	4	4
Treasury stock	(15,726)	(1,050)
Additional paid-in capital	1,612,712	1,569,409
Accumulated other comprehensive loss	(19,716)	(19,539)
Accumulated deficit	(569,851)	(558,834)
Total shareholders' equity	1,007,448	990,017
Total liabilities and shareholders' equity	1,103,780	1,118,403

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS)/INCOME
(All amounts in US$ thousands ("US$"),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2024	March 31, 2025
Revenue	61,662	74,687
Cost of revenue	(32,177)	(38,436)
Gross profit	29,485	36,251
Operating expenses:
Research and development expenses	(23,474)	(22,810)
Sales and marketing expenses	(8,983)	(8,347)
General and administrative expenses	(15,474)	(8,929)
Other operating incomes, net	2,079	2,383
Total operating expenses	(45,852)	(37,703)
Loss from operations	(16,367)	(1,452)
Other income
Other non-operating income, net	778	767
Financial income, net	12,807	12,395
Foreign exchange (loss)/gain, net	(105)	44
(Loss)/profit before income tax expense	(2,887)	11,754
Income tax expense	(656)	(737)
Net (loss)/profit	(3,543)	11,017
Net (loss)/profit attributable to Tuya Inc.	(3,543)	11,017
Net (loss)/profit attribute to ordinary shareholders	(3,543)	11,017
Net (loss)/profit	(3,543)	11,017
Other comprehensive (loss)/income
Transfer out of fair value changes of long-term investments	(65)	–
Foreign currency translation	(428)	177
Total comprehensive (loss)/income attributable to Tuya Inc.	(4036)	11,194

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
(All amounts in US$ thousands ("US$"),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2024	March 31, 2025
Net (loss)/profit attributable to Tuya Inc.	(3,543)	11,017
Net (loss)/profit attributable to ordinary shareholders	(3,543)	11,017
Weighted average number of ordinary shares used in computing net (loss)/profit per share, basic and diluted
– Basic	559,133,184	606,308,258
– Diluted	559,133,184	608,490,640
Net (loss)/profit per share attributable to ordinary shareholders, basic and diluted
– Basic	(0.01)	0.02
– Diluted	(0.01)	0.02
Share-based compensation expenses were included in:
Research and development expenses	3,506	2,016
Sales and marketing expenses	1,385	738
General and administrative expenses	10,923	5,521

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in US$ thousands ("US$"),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2024	March 31, 2025
Net cash generated from operating activities	14,490	9,352
Net cash generated from investing activities	16,195	101,183
Net cash generated from financing activities	254	2
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(126)	32
Net increase in cash and cash equivalents, restricted cash	30,813	110,569
Cash and cash equivalents, restricted cash at the beginning of period	498,688	653,384
Cash and cash equivalents, restricted cash at the end of period	529,501	763,953

TUYA INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE FINANCIAL MEASURES
(All amounts in US$ thousands ("US$"),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2024	March 31, 2025
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(23,474)	(22,810)
Add: Share-based compensation expenses	3,506	2,016
Adjusted Research and development expenses	(19,968)	(20,794)
Sales and marketing expenses	(8,983)	(8,347)
Add: Share-based compensation expenses	1,385	738
Adjusted Sales and marketing expenses	(7,598)	(7,609)
General and administrative expenses	(15,474)	(8,929)
Add: Share-based compensation expenses	10,923	5,521
Adjusted General and administrative expenses	(4,551)	(3,408)
Reconciliation of loss from operations to non-GAAP (loss)/profit from operations
Loss from operations	(16,367)	(1,452)
Operating margin	(26.5)%	(1.9)%
Add: Share-based compensation expenses	15,814	8,275
Non-GAAP (loss)/profit from operations	(553)	6,823
Non-GAAP Operating margin	(0.9)%	9.1%

	For the Three Months Ended
	March 31, 2024	March 31, 2025
Reconciliation of net (loss)/profit to non-GAAP net profit
Net (loss)/profit	(3,543)	11,017
Net margin	(5.7)%	14.8%
Add: Share-based compensation expenses	15,814	8,275
Non-GAAP Net profit	12,271	19,292
Non-GAAP Net margin	19.9%	25.8%
Weighted average number of ordinary shares used in computing non-GAAP net profit per share
– Basic	559,133,184	606,308,258
– Diluted	591,737,410	608,490,640
Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.02	0.03
– Diluted	0.02	0.03